EXHIBIT 99.1

Equinor ASA: Notifiable trading

A close associate to a primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has sold shares in Equinor ASA:

Alf Torstensen, close associate to Siv Helen Rygh Torstensen, leader of the CEO office in Equinor ASA, has on 12 February 2019 sold 260 shares in Equinor ASA at a price of NOK 196,50 per share. Rygh Torstensen and her close associate will after the sale in total hold 7281 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.